[DDCSH LETTERHEAD]
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                  Christopher W. Carr
                                                                  Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                                 Craig A. Stoner
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada




September 28, 2005



H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    GALAXY ENERGY CORPORATION
       AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-3 FILED SEPTEMBER 9, 2005
       FILE NO. 333-126310

Dear Mr. Schwall:

On behalf of Galaxy Energy Corporation (the "Company"), Amendment No. 3 to the registration statement on Form S-3, File No. 333-126310 is being filed. By this letter, we are responding on behalf of Galaxy Energy Corporation (the "Company") to comments set forth in the Staff's letter of September 28, 2005.

FORM S-3

SELLING STOCKHOLDERS, PAGE 11

1. PLEASE IDENTIFY IN THE SELLING STOCKHOLDER TABLE THE NATURAL PERSONS WHO EXERCISE VOTING AND/OR INVESTMENT POWER OVER THE ENTITIES LISTED. REFER TO INTERPRETATION 4S OF THE REGULATION S-K PORTION OF THE MARCH 1999 SUPPLEMENT TO THE 1997 CF MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS.

         RESPONSE: The Company believes that it has complied with this comment with respect to the second table appearing in this section. The Company believes that the information requested will be difficult, if not impossible, to obtain from all the entities listed in the first table. Accordingly, the first table has been deleted in Amendment No. 3, as it was included only because the Company had sought to include a combined prospectus in this registration statement. The prospectus contained in this registration statement will no longer be a combined prospectus. The changes

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
September 28, 2005
Page 2



         appearing in Amendment No. 3 reflect the removal of the disclosure that had been necessitated by the combined prospectus.

Please note that the Company is filing a request for acceleration of the effective date to September 30, 2005.

Please contact the undersigned if you have any further questions.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures
Cc:      Galaxy Energy Corporation
         Wheeler Wasoff, P.C.
         Hein & Associates LLP